265 Franklin Street Boston, MA 02110-3120	easternbank.com

December 20, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance, Office of Finance

Washington, D.C. 20549

Attention:     Sarmad Makhdoom

Michael Henderson

Madeleine Joy Mateo

James Lopez

Re:      Eastern Bankshares, Inc.

Form 10-K for the year ended December 31, 2022

Form 10-Q for the quarter ended September 30, 2023

File No. 001-39610

Ladies and Gentlemen:

Eastern Bankshares, Inc. (the “Company”), provides this letter in response to your correspondence dated December 11, 2023, requesting additional information regarding the disclosure under the caption “Management of Market Risk” on the Company’s Form 10-Q for the quarter ended September 30, 2023.

This letter repeats the comment in the Staff’s letter in bolded typeface followed by a response prepared by management of the Company together with our legal representatives. We have also sent to your attention courtesy copies of this letter.

Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023

Management of Market Risk, page 98

1.

We note the reference on page 98 to “limits approved by the Risk Management Committee of [the] Board of Directors.” Please revise future filings to include a materially complete description of how you seek to manage risks due to changes in interest rates and other material impacts on your operational facts and circumstances, including any management or corporate governance controls or procedures for identifying and responding to rapid changes in interest rates due to or as a result of exogenous or unknown factors. Please clarify the Risk Management Committee- or ALCO-approved limits and, with a view to disclosure, advise us of the extent to which the committees have approved risk profiles that do not conform to management and Board risk tolerances. Clarify the extent to which such limits and other policies and controls have been changed due to the economic and other developments referenced elsewhere.

Company Response:

In response to your request for additional disclosure, we plan to include language substantially similar to the language contained in Exhibit A for the Company’s upcoming Form 10-K for the year ending December 31, 2023. In addition to this language, we intend to disclose the quantitative policy limits associated with the results of the simulated changes in our net interest income and economic value of equity

265 Franklin Street Boston, MA 02110-3120	easternbank.com

that would result from various immediate changes in market interest rates as shown on the Interest Rate Sensitivity and the EVE Interest Rate Sensitivity tables on pages 100 and 101, respectively, of the Company’s Form 10-Q for the quarter ended September 30, 2023. For September 30, 2023, all simulation results were within policy limits. A subset of these limits is also included in the Company’s Risk Appetite Statement (“RAS”). The RAS documents risk tolerance, which is defined as the aggregate level of risk and the type of risk that the Company is willing to assume to achieve its corporate strategy and objectives. The RAS is reviewed and approved by executive management, and reviewed and ratified by the Board of Directors on an annual basis. Quarterly, a risk report is generated to measure current risk compared to the RAS. The Enterprise Risk Management Committee is charged with regularly reviewing the risk report and responsible for providing quarterly reporting to the Board of Directors. If risk exceeds the Company’s stated risk appetite, corrective action may be necessary to bring risk metrics back within risk tolerance. Currently market risk is deemed to be within tolerance.

With regard to changes of limits and policies due to recent developments, the Company’s Finance unit, in consultation with the Company’s Enterprise Risk Management, developed proposed changes to Eastern’s Investment Policy to reduce the Company’s exposure to market risk. These changes were subsequently approved in July 2023 by the Asset Liability Committee and the Risk Management Committee of the Board of Directors, and then made available to the full Board of Directors:

•

The total investment portfolio should be targeted to not exceed 25% of total assets to limit overall concentration risk. If liquidity levels exceed that, excess funding should remain in cash or in short term securities (maturities less than 1 year). Previously, there had been no limit to the size of the investment portfolio.

•	The duration of the investment portfolio, combined with the duration of balance sheet hedges, cannot be greater than 5 years. This is a reduction from the previous limit of 6 years.

•

US Agency Residential Mortgaged-Backed Securities (“MBS”) non-Collateralized Mortgage Obligation (“CMO”) portfolio concentration limit was reduced from 90% to 60% of the Company’s total investment portfolio. US Agency Residential MBS CMO portfolio concentration limit was reduced from 40% to 30% of the Company’s total investment portfolio.

Should you require additional information, please do not hesitate to contact me at 781-598-7831.

Sincerely,

/s/ James Fitzgerald

James Fitzgerald

Chief Financial Officer

Eastern Bankshares, Inc.

265 Franklin Street

Boston, MA 02110

Enclosures (Exhibit A)

Management of Market Risk

General. Market risk is the sensitivity of the net present value of assets and liabilities and/or income to changes in interest rates, foreign exchange rates, commodity prices and other market-driven rates or prices. Interest rate sensitivity is the most significant market risk to which we are exposed. Interest rate risk is the sensitivity of the net present value of assets and liabilities and/or income to changes in interest rates. Changes in interest rates, as well as fluctuations in the level and duration of assets and liabilities, affect net interest income, our primary source of income. Interest rate risk arises directly from our core banking activities. In addition to directly impacting net interest income, changes in the level of interest rates can also affect the amount of loans originated, the timing of cash flows on loans and securities, and the fair value of assets and liabilities, as well as other effects.

Governance. The primary goal of interest rate risk management is to attempt to control this risk within policy limits approved by the Risk Management Committee of our Board of Directors, and within the Risk Appetite Statement formally adopted by the Board of Directors and described further below.

These limits reflect our tolerance for interest rate risk over both short-term and long-term horizons, are designed to encompass market rate shocks that would take place with both gradual and immediate effect and encompass a range of scenarios from mild to extreme market shocks. More specifically, and as further described below, our policy limits govern:

•	The maximum amount of acceptable earnings loss due to market risk in year one of a two-year earnings simulation, determined by net interest income analysis.

•	The maximum amount of acceptable earnings loss due to market risk in year two of a two-year earnings simulation, determined by net interest income analysis.; and

•	The maximum amount of acceptable decline in the present value of equity due to market risk, determined by economic value of equity analysis.

•	The maximum acceptable size of the investment portfolio relative to total assets.

•	Concentration limits on investment asset type to ensure appropriate portfolio diversification.

•	Maximum maturity and weighted average life per security at time of purchase in both a base case and a shocked rate scenario to measure extension risk.

•	The maximum acceptable duration of the investment and hedging derivatives portfolio.; and

•	Guidelines on accounting classification of securities including held for trading, available for sale and held to maturity.

Policy limits are tested quarterly, and the results are reported to the Asset and Liability Management Committee (“ALCO”) and to the Risk Management Committee of the Board of Directors (“RMC”). RMC advises the Board of Directors with respect to the adequacy of capital allocated based on the level of risk as well as risk issues that could impact liquidity and/or capital adequacy. From time to time, we expect we will exceed policy limits, in which case we may seek corrective action after considering, among other things, market conditions, customer reaction, and the estimated impact on profitability. A remediation plan will be presented to ALCO, Enterprise Risk Management Committee (“ERMC”) and RMC that carefully outlines the proposed corrective action.

We attempt to manage interest rate risk by identifying, quantifying, and where appropriate, hedging our exposure to market risk. If assets and liabilities do not re-price simultaneously and in equal volume, the potential for interest rate exposure exists. Our objective is to maintain stability in the growth of net interest income through the maintenance of an appropriate mix of interest-earning assets and interest-bearing liabilities and, when necessary and within limits that management determines to be prudent, through the use of off-balance sheet hedging instruments including, but not limited to, interest rate swaps, floors and caps.

Our asset-liability management strategy is devised and monitored by our ALCO, a subcommittee of the ERMC, in accordance with policies approved by the RMC. ALCO operates under a charter developed and approved by the ERMC. ALCO meets at least monthly, or more frequently as needed, to review, among other things, our sensitivity to interest rate changes, loan pricing and activity, investment activity and strategy, hedging strategies, deposit pricing and funding strategies with respect to overall balance sheet composition, as well as earnings simulations over multiple years. ALCO may meet more frequently if there are changes in the economic environment, such as rapid increases or decreases in interest rates due to or as a result of exogenous or unknown factors so that ALCO can make any necessary strategic adjustments to ensure risk is well-managed. ALCO’s membership is comprised of executive management of the Company, and representatives from various lines of business are in regular attendance, including representation from Enterprise Risk Management (“ERM”). ALCO reports regularly to RMC on these risks and objectives with independent oversight and reporting from our Financial and Model Risk Management group within ERM.

As a company offering banking and other financial services, certain elements of risk are inherent in our transactions and operations and are present in the business decisions we make. We, therefore, encounter risk as part of the normal course of our business, and we design risk management processes to help manage these risks. In its oversight of our risk management framework, the Board of Directors has adopted a formal Risk Appetite Statement (“RAS”) which defines the aggregate level of risk and the types of risk the Company is willing to assume to achieve its corporate strategy and objectives. The Board ensures that approved policy limits, as described further above, conform to stated risk appetite. The Board monitors, on at least a quarterly basis, a set of key risk metrics, including those, but not limited to those, pertaining to market risk. Monitoring these metrics ensures that management is operating within the Board’s stated risk appetite, can help to identify trends in risk profile or emerging risks over time, and where applicable, determine where adjustments may be required to business strategy or tactics.

Within our risk management framework, the functional responsibilities of risk management are divided into a tiered model, involving three lines of defense:

1.

The Finance Department to which primary market risk ownership belongs including monitoring and tracking of risk, model development and maintenance, and execution of strategy and tactics to mitigate market risk.

2.

The ERM Department which conducts independent risk and controls assessments to ensure appropriate risk identification, management, and reporting. The Model Risk Management group (“MRM”) within ERM is responsible for independent oversight of models used to measure market risk, including model and assumption implementation, development, and effectiveness.; and

3.	The Internal Audit Department which independently assesses the operating effectiveness of the first- and second-line processes and controls.

Comments on Recent Developments. As noted in the earlier section titled “Outlook and Trends” and the later section titled “Liquidity, Capital Resources, Contractual Obligations, Commitments and Contingencies” in this Item 7, we completed a balance sheet repositioning during the first quarter of 2023 by selling a portion of our AFS investment securities portfolio for total proceeds of $1.9 billion. Such securities were lower-yielding U.S. Agency bonds and government-sponsored residential and commercial mortgage-backed securities which were purchased when interest rates were historically low. In addition, as noted in the earlier section titled “Outlook and Trends” within this Item 2, we completed the sale of our insurance agency business in the fourth quarter of 2023 for net proceeds of $499.7 million. Prior to the sales of securities and of our insurance agency business, we placed greater reliance on wholesale funding, including brokered deposits, to meet our loan-growth needs which have a higher cost than deposits originating within the markets we serve and are not our preferred sources of funding. Subsequent to such sales, a portion of the proceeds of which were used to reduce our wholesale funding balances, our reliance on such funding sources is lessened as we believe we have a stronger liquidity position.

As noted within the section titled “Outlook and Trends” within this Item 7, beginning in March 2022, the Federal Open Market Committee (“FOMC”) voted to increase the federal funds rate multiple times from a range of 0.00% to 0.25% to a range of 5.25% to 5.50% on July 26, 2023, when the FOMC stated that it will continue to assess additional information and its implications for monetary policy. Our market risk management framework is designed for the potential for such rapid changes in interest rates, by establishing policy limits on such rapid shocks and periodically back-testing modeled to actual results. Back-testing of top-line results as well as key assumptions is performed against established thresholds as part of our ongoing monitoring governance of our models and results are reported to ALCO and MRM. Should back-testing results exceed established performance thresholds, the model and underlying assumptions will be reviewed for recalibration.

Net Interest Income Analysis. We analyze our sensitivity to changes in interest rates through a net interest income (“NII”) model. We model our NII over a 12-month and 24-month period assuming no changes in interest rates and a static balance sheet, where cash flows from financial assets and liabilities are replaced with new business of similar terms at current rates. We then model NII for the same period under the assumption that market rates increase and decrease instantaneously by certain basis point increments, which vary by period depending upon market conditions, with changes in interest rates representing immediate and permanent, parallel shifts in the yield curve. A basis point equals one-hundredth of one percent, and 100 basis points equals one percent. An increase in interest rates from 3% to 4% would mean, for example, a 100 basis point increase in the “Changes in Interest Rates” column in the table below.

Many assumptions are made in the modeling process for both NII and economic value of equity (“EVE”, discussed further below), including but not limited to the repricing and maturity characteristics of existing and new business, loan and security prepayments, administered deposit rate betas, duration of deposits without stated maturity dates, and other option risks. Management believes these assumptions to be reasonable for the various interest rate environments modeled, however, differences in actual results from these assumptions could change our exposure to interest rate risk. The models assume that the composition of our interest-sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and assume that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration or repricing of specific assets and liabilities. Additionally, the model requires that interest rates remain positive for all points along the yield curve for each rate scenario which may preclude the modeling of certain falling rate scenarios during periods of lower market interest rates. We do not model negative interest rate scenarios.

Because of the limitations inherent in any modeling approach used to measure market risk, including NII and EVE sensitivity analysis, and because, in the event of changes in interest rates, management would take active steps to manage interest rate risk exposure among its financial assets and liabilities, modeling results, including those discussed in “Interest Rate Sensitivity” and “EVE Interest Rate Sensitivity” below, should not be relied upon as a forecast of actual NII or EVE, nor should they be interpreted as management’s expectations of actual results in the event of such interest rate fluctuations. The tables provide an indication of our interest rate risk exposure at a particular point in time, and actual results may differ.

The tables below set forth, as of December 31, 2023 and 2022, the calculation of the estimated changes in our net interest income on an FTE basis that would result from the designated immediate changes in market interest rates:

Interest Rate Sensitivity

	As of December 31, 2023
Change in Interest Rates (basis points) (1)	Net Interest Income Year 1 Forecast		Year 1 Change from Level	Policy Limit

	(Dollars in thousands)
400	$		#DIV/0!	(20%)
200			#DIV/0!	(12%)
100			#DIV/0!	(10%)
Flat			#DIV/0!
(100)			#DIV/0!	(10%)
(200)			#DIV/0!	(12%)
(400)			#DIV/0!	(20%)

	As of December 31, 2022
Change in Interest Rates (basis points) (1)	Net Interest Income Year 1 Forecast		Year 1 Change from Level	Policy Limit

	(Dollars in thousands)
400	$		(8.4)%	(20%)
300		539,7	(6.4)%	(16%)
200		552,2	(4.2)%	(12%)
Flat		576,4	—%
(100)		585,7	1.6%	(10%)
(200)		586,7	1.8%	(12%)

(1)	Assumes an immediate uniform change in interest rates at all maturities.

As of December 31, 2023, our model, as indicated above, shows a decline in our net interest income in rising rate scenarios. In the rising rate scenarios, funding costs are modeled to rise faster than income on earning assets, due, in part, to the mix of funding which has shifted towards higher rate paying deposits and wholesale funding in recent quarters. As shown in the table above, the model generated similar results as of December 31, 2022. That is, the model showed a decline in our net interest income in the rising rate scenarios as funding costs were modeled to rise faster than income on earning assets, due, in part, to the shift in our mix of funding. The rate scenarios that we model at each period end are dependent upon market conditions, which is why the rate scenarios that we model may differ from period-to-period. As such, we did not previously model an instantaneous 400 basis point decrease in interest rates at December 31, 2022 given the lower level of interest rates compared to December 31, 2023.

Management may use investment strategy, loan and deposit pricing, non-core funding strategies, and interest rate derivative financial instruments, within internal policy guidelines, to manage interest rate risk as part of our asset/liability strategy. Management believes these derivatives provide significant protection against falling interest rates. For additional information related to our interest rate derivative financial instruments, see Note 18, “Derivative Financial Instruments” within the Notes to the Consolidated Financial Statements included in Part II, Item 8 in this Annual Report on Form 10-K.

Economic Value of Equity Analysis. We also analyze the sensitivity of our financial condition in interest rates through our economic value of equity (“EVE”) model. This analysis calculates the difference between the present value of expected cash flows from assets and liabilities assuming various changes in current interest rates.

The tables below represent an analysis of our interest rate risk as measured by the estimated changes in our EVE, resulting from an instantaneous and sustained parallel shift in the yield curve (+100, +200, +400 basis points and -100, -200, and -400 basis points) at December 31, 2023 and (+200, +300, +400 basis points and -100, -200 basis points) December 31, 2022. The model requires that interest rates remain positive for all points along the yield curve for each rate scenario which may preclude the modeling of certain falling rate scenarios during periods of lower market interest rates.

Our earnings are not directly or materially impacted by movements in foreign currency rates or commodity prices. Movements in equity prices may have a modest impact on earnings by affecting the volume of activity or the amount of fees from investment-related business lines and by affecting the amount of unrealized gains and losses from securities held in rabbi trusts, the latter of which are partially offset by a corresponding but opposite impact to the amount of employee benefit expense associated with the change in value of plan assets.

EVE Interest Rate Sensitivity

		As of December 31, 2023
		Estimated Increase (Decrease) in EVE from Level			EVE as a
Change in Interest Rates (basis points) (1)	Estimated EVE (2)	Amount	Percent	Policy Limit	Percentage of Total Assets (3)

		(Dollars in thousands)
400	$—	$	#DIV/0!	(30%)	#DIV/0!
200	—		#DIV/0!	(20%)	#DIV/0!
100	—		#DIV/0!	N/A	#DIV/0!
Flat	—		#DIV/0!		#DIV/0!
(100)	—		#DIV/0!	N/A	#DIV/0!
(200)	—		#DIV/0!	(20%)	#DIV/0!
(400)	—		#DIV/0!	(30%)	#DIV/0!

		As of December 31, 2022
		Estimated Increase (Decrease) in EVE from Level			EVE as a
Change in Interest Rate (basis points) (1)	Estimated EVE (2)	Amount $	Percent %	Policy Limit	Percentage of Total Assets (3)

		(Dollars in thousands)
400	$3,691,963	$(691,696)	(15.8)%	(30%)	18.48%
300	3,834,512	(549,147)	(12.5)%	(25%)	18.72%
200	4,007,265	(376,394)	(8.6)%	(20%)	19.04%
Flat	4,383,659	—			19.66%
(100)	4,527,743	144,084	3.3%	N/A	19.74%
(200)	4,620,994	237,335	5.4%	(20%)	19.61%

(1)	Assumes an immediate uniform change in interest rates at all maturities.
(2)	EVE is the discounted present value of expected cash flows from assets, liabilities and off-balance sheet contracts.
(3)	Total assets is the net present value of expected future cash flows.